Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2014 (a)	2013 (a)	2012 (a)	2011 (a)	2010 (a)
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes (b)	$303	$(420)	$665	$1,061	$860
Adjustments to reflect earnings from equity method
investments on a cash basis				1	7
	303	(420)	665	1,062	867

Total fixed charges as below	161	226	238	259	426
Less:
Capitalized interest	22	35	37	38	27
Interest expense and fixed charges related to
discontinued operations	10	14	12	6	169
Total fixed charges included in Income (Loss) from
Continuing Operations Before Income Taxes	129	177	189	215	230

Total earnings	$432	$(243)	$854	$1,277	$1,097

Fixed charges, as defined:
Interest charges (c)	$156	$207	$214	$223	$387
Estimated interest component of operating rentals	5	19	24	36	38
Fixed charges of majority-owned share of 50% or
less-owned persons					1

Total fixed charges (d)	$161	$226	$238	$259	$426

Ratio of earnings to fixed charges (b)	2.7	(1.1)	3.6	4.9	2.6

(a)
Years 2010 through 2014 reflect the reclassification of certain PPL Montana hydroelectric generating facilities and related assets as Discontinued Operations.  See Note 8 to the Financial Statements for additional information.

(b)
To facilitate the sale of the hydroelectric generating facilities referred to in (a) above, in December 2013, PPL Montana terminated a lease agreement which resulted in a $697 million charge.  See Note 8 to the Financial Statements for additional information.  As a result of these transactions, earnings were lower, which resulted in less than one-to-one coverage.  The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $469 million.

(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Interest on unrecognized tax benefits is not included in fixed charges.

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